Filed pursuant to Rule 424(b)(3)

Registration No. 333-256702

BLACKSTONE LONG-SHORT CREDIT INCOME FUND

Supplement No. 2, dated January 27, 2022, to the

Prospectus, dated July 30, 2021 (the “Prospectus”),

for Common Shares of Beneficial Interest

New Disclosure Related to Systematic Strategies Related to Bond Investments

The following paragraphs are added to the end of the “Investment Philosophy” section of the Prospectus:

Systematic Strategies Related to Bond Investments

In pursuing the Fund’s investment objective with respect to the bond portion of the Fund’s portfolio, the Adviser intends to utilize a proprietary model (the “Model”) as it deems appropriate. The Model incorporates fundamental balance-sheet information, real-time information embedded in equity and options markets, and a database of historical defaults. The Adviser uses a variety of risk-management tools to produce risk measures for investments that are monitored in “real-time,” providing potential early-warning capabilities and a large investment universe from which the Adviser can shape the Fund’s bond portfolio. The Model seeks to identify the most liquid, positively mispriced credit issues while minimizing exposure to systematic credit risks. The Adviser seeks to actively diversify exposure in an attempt to mitigate idiosyncratic risk in the Fund’s bond portfolio. If using long and short exposures, the Model selects potentially undervalued and overvalued credits to go long and short, respectively.

New Risk Factor in Prospectus Related to Systematic Strategies Related to Bond Investments Risk

The following risk factor is inserted after “Lender Liability Risk” in the “Prospectus Summary—Risks” section of the Prospectus:

Systematic Strategies Related to Bond Investments Risk. With respect to the bond portion of the Fund’s portfolio, to the extent to which the Model or comparable methods or strategies are employed, certain of the Adviser’s securities analysis methods will rely on the assumption that the companies whose securities are purchased or sold, the rating agencies that review these securities, and other publicly available sources of information about these securities, are providing accurate and unbiased data. While the Adviser is alert to indications that data may be incorrect, there is always a risk that the Adviser’s analysis may be compromised by inaccurate or misleading information.

The Model the Adviser intends to utilize to manage the Fund’s bond investments could lead to unsatisfactory investments. The Adviser might not be able to effectively implement the Model, and there can be no guarantee that the Fund will achieve the desired results.

Certain aspects of the Adviser’s investment process with respect to the Model are dependent on complex proprietary software, which requires constant development and refinement. The Adviser has implemented procedures designed to appropriately control the development and implementation of the Model. However, analytical, coding and implementation errors present substantial risks to complex models and quantitative investment management strategies. The Adviser cannot guarantee that its internal controls will be effective in all circumstances.

The Fund could be negatively affected by undetected software defects or fundamental issues with the Adviser’s method of interpreting and acting upon the Model’s output. The Adviser’s implementation of its investment strategy with respect to the Fund’s bond portfolio utilizing the Model will rely on the analytical and mathematical foundation of the Model and the incorporation of the Model’s outputs into a complex computational environment. Any such strategy is also dependent on the quality of the market data utilized by the Model, changes in credit market conditions, creation and maintenance of the Model’s software and the successful incorporation of the Model’s output into the construction of the Fund’s bond portfolio. There is always a possibility of human error in the creation, maintenance and use of the Model.

Moreover, the Adviser’s portfolio managers exercise discretion in the utilization of the Model, and the investment results of the relevant portion(s) of the Fund’s investments are dependent on the ability of portfolio managers to correctly understand and implement or disregard the Model’s signals. There can be no assurance that utilizing the Model will yield better results than any other investment method.

The following risk factor is inserted after “Lender Liability Risk” in the “Risks” section of the Prospectus:

Systematic Strategies Related to Bond Investments Risk.

With respect to the bond portion of the Fund’s portfolio, to the extent to which the Model or comparable methods or strategies are employed, certain of the Adviser’s securities analysis methods will rely on the assumption that the companies whose securities are purchased or sold, the rating agencies that review these securities, and other publicly available sources of information about these securities, are providing accurate and unbiased data. While the Adviser is alert to indications that data may be incorrect, there is always a risk that the Adviser’s analysis may be compromised by inaccurate or misleading information.

The Model the Adviser intends to utilize to manage the Fund’s bond investments could lead to unsatisfactory investments. The Adviser might not be able to effectively implement the Model, and there can be no guarantee that the Fund will achieve the desired results.

Certain aspects of the Adviser’s investment process with respect to the Model are dependent on complex proprietary software, which requires constant development and refinement. The Adviser has implemented procedures designed to appropriately control the development and implementation of the Model. However, analytical, coding and implementation errors present substantial risks to complex models and quantitative investment management strategies. The Adviser cannot guarantee that its internal controls will be effective in all circumstances.

The Fund could be negatively affected by undetected software defects or fundamental issues with the Adviser’s method of interpreting and acting upon the Model’s output. The Adviser’s implementation of its investment strategy with respect to the Fund’s bond portfolio utilizing the Model will rely on the analytical and mathematical foundation of the Model and the incorporation of the Model’s outputs into a complex computational environment. Any such strategy is also dependent on the quality of the market data utilized by the Model, changes in credit market conditions, creation and maintenance of the Model’s software and the successful incorporation of the Model’s output into the construction of the Fund’s bond portfolio. There is always a possibility of human error in the creation, maintenance and use of the Model.

Moreover, the Adviser’s portfolio managers exercise discretion in the utilization of the Model, and the investment results of the relevant portion(s) of the Fund’s investments are dependent on the ability of portfolio managers to correctly understand and implement or disregard the Model’s signals. There can be no assurance that utilizing the Model will yield better results than any other investment method.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.

Please retain this supplement for future reference.

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